SQUIRE, SANDERS & DEMPSEY L.L.P.

14th Floor
8000 Towers Crescent Drive
Tysons Corner, VA 22182-2700

Office:	+1.703.720.7800
Fax:	+1.703.720.7801

Direct Dial: +1.703.720.7890
jmaiwurm@ssd.com

July 28, 2006

John Reynolds, Assistant Director

Jay Williamson, Attorney-Advisor

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Federal Services Acquisition Corporation

Proxy Statement on Schedule 14A

Filed May 23, 2006

File No. 000-51552

Form 10-K for the Fiscal Year Ended

December 31, 2005

Filed March 31, 2006

File No. 000-51552

Dear Mr. Reynolds and Mr. Williamson:

Thank you for your letter dated July 10, 2006 setting forth comments on the above-referenced Proxy Statement on Schedule 14A.

On behalf of Federal Services Acquisition Corporation (“FSAC”), we are filing herewith Amendment No. 1 to the Proxy Statement (“Amendment No. 1”).  We are also providing to the Staff three unmarked copies of Amendment No. 1 and three copies of Amendment No. 1 that are marked to show changes from the original Proxy Statement.  Unless otherwise indicated, all references to page numbers in the below responses to your comments are to pages of the marked version of Amendment No. 1 provided herewith.

This response letter has been filed via EDGAR, tagged as “CORRESP.”  The attachments to this letter have not been provided via EDGAR.  Instead, we are delivering an original of this letter, together with all attachments, by hand.

We look forward to working with you in connection with your ongoing review of the Proxy Statement and its ultimate clearance.

General

1.                                       The staff notes that the company prepared a press release and slide show presentation which has been filed on a Form 8-K dated April 20, 2006.  We further note that the company’s initial Schedule 14A was not filed until May 23, 2006.  As an initial matter, please clarify to whom this document was directed, particularly if it was sent to shareholders.  Secondly, please clarify if the company deems the slide show included as Exhibit 99.2 to be a solicitation under Rule 14a-1(1) and state the legal reasoning behind your conclusion.  If the company is relying on Rule 14a-12 for this communication then please analyze how the communication complied with the applicable rules – including “a description of their direct or indirect interests”.  Please provide similar analysis for your slide show presentation and related shareholder meeting disclosed on your Form 8-K dated May 23, 2006.

Response:  As stated in the text of the Forms 8-K referred to in this comment, each of the slide show presentations were provided to shareholders at presentations held with regard to the acquisition.

FSAC did rely on Rule 14a-12 in deeming the respective slide show presentations to be a solicitation under Rule 14a-1(1).  Rule 14a-12(a) permits a solicitation to be made prior to furnishing security holders with a proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) if:

“(1)                            “Each written communication includes:

(i)                                     The identity of the participants in the solicitation…and a description of their direct or indirect interests, by security holdings or otherwise, or a prominent legend in clear, plain language advising security holders where they can obtain that information; and

(ii)                                  A prominent legend in clear, plain language advising security holders to read the proxy statement when it is available because it contains important information.  The legend must also explain to investors that they can get the proxy statement, and any other relevant documents, for free at the Commission’s web site and describe which documents are available free from the participants; and

(2)                                  A definitive proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) is sent or given to security holders solicited in reliance on this Rule 14a-12 before or at the same time as the forms of proxy, consent or authorization are furnished to or requested from security holders.”  [Emphasis supplied.]

In response to the comment with regard to Rule 14a-12, please see the bolded language on the second page of the respective slide show presentations for the required legends.  As to the requirement that a definitive proxy statement be delivered to security holders before or at the same time as the form of proxy is furnished or requested from security holders, FSAC intends to comply with such requirement.

2.                                       As a significant portion of your discussion appears dependent on whether you receive a USAF ETS Contract, please advise us of its current status, as well as if the company knows when it might hear if its bid has been accepted.  Additionally, briefly describe the type and nature of the bid process involved with respect to the USAF ETS Contract, including whether it is an open or closed bid process, how many other parties are eligible and/or involved in the bid process, whether the contract is a new contract or the re-bid of an existing contract, and if so, whether the party who currently holds the contract is involved in the current bid process, whether there are any minimum standards or requirements to be met in order to participate in the bid process and if so whether the company meets or will meet such criteria, etc.  To the extent that the company has information about this contract indicating that its bid has been accepted or rejected, please revise your disclosures as appropriate.

Response:  As of the date of this letter, the USAF ETS Contract is still an active proposal.  On May 11, 2006, ATS was requested to provide information to the USAF in the form of clarifications to specific questions by the USAF evaluation team.  On May 24, 2006, ATS submitted its clarifications to the USAF.  During this process ATS was notified that its proposal was acceptable and, therefore, ATS would continue to participate in the solicitation process and is eligible for award of the USAF ETS Contract.  On July 25, 2006 ATS was asked to provide additional information relating to its proposal to the USAF.  The information will be submitted in accordance with the USAF’s instructions.

The USAF ETS Contract is being solicited under the Federal Acquisition Regulations as a full and open competition.  The solicitation was released on October 7, 2005.  ATS submitted its proposal and provided an oral presentation to the USAF staff on November 28, 2005, and was subsequently asked to provide clarification as referenced above.  Based on discussions with the USAF, ATS believes that a request for Final Proposal Revisions will be issued by the USAF within the next 60 days and that ATS will provide the USAF with a revised proposal in response to the request for Final Proposal Revisions and that an award decision is possible in the current fiscal year.

ATS believes that two other bidders are participating in the competition.  The contract is a recompete of a current contract held by Science Applications International Corporation (“SAIC”).  To the best of ATS’ knowledge, SAIC is participating in the current competition.

The solicitation does not contain any minimum standards or requirements to be met in order to participate in the bid process.  The solicitation does contain a number of corporate experience requirements and personnel qualification standards that must be met for an award to be made, and ATS believes it has satisfied all such requirements.

Cover Letter

3.                                       We note your disclosure on the cover page and elsewhere that your public shareholders may vote against the merger and elect to convert their shares into a pro-rata portion of the trust account.  Please revise to state the dollar value associated with converting a share of stock at the most recent practicable date.

Response:  In response to this comment, FSAC has revised the disclosure appearing on the cover letter of, and elsewhere in, Amendment No. 1.  See, for example, pages 9 and 38 of Amendment No. 1.  The blank in this disclosure will be completed in the definitive Proxy Statement.

4.                                       We note your disclosure that your management has agreed to vote all of its pre-IPO shares in accordance with the vote of the majority of the public shareholders.  If management has purchased shares either in the IPO or in the open market following the IPO, please state how they will vote these shares, if known.  In addition, please clarify management’s ownership percentage.

Response:  Management has purchased shares in the IPO or in the open market following the IPO.  Additional disclosure has been added to make it clear that management will vote all of its shares, whether purchased prior to, in or following the IPO, in accordance with the vote of the majority of the public shareholders.  As to management’s ownership percentage, FSAC has revised the disclosure appearing on the cover letter of, and elsewhere in, Amendment No. 1.  See, for example, pages 12 and 38 of Amendment No. 1.

5.                                       We note your disclosure that your board unanimously approved the acquisition “and determined that the acquisition is in [y]our best interest and in the best interest of [y]our stockholders.”  However, your Form S-1 filing appears to limit you in several respects, and includes the requirement that your initial business combination be with “an operating business with a fair market value of at least 80% of [y]our net assets at the time of such acquisition ...” (page 36 of Amendment No. 6 to Form S-1).  Please clarify whether your board of directors also concluded that these requirements were met by the proposed transaction.

Response:  Yes, as stated on page 47 of the original Proxy Statement, the Board of Directors did make the determination required by FSAC’s Certificate of Incorporation.  In order to make this more clear, FSAC has revised the cover letter to refer to this determination.

6.                                       Please clarify, here and elsewhere as appropriate, that the required vote with respect to the acquisition includes the requirement that the majority or the public stockholders “voting”, as opposed to a majority of the public stockholders, is required.  We may have further comment.

Response:  As suggested in this comment, the voting requirement for approval of the acquisition, which must be approved by a majority of the votes cast at the special meeting, in person or by proxy, in respect of shares of FSAC common stock issued in the initial public offering, has been clarified in the cover letter and elsewhere in the Proxy Statement.  See, for example, the Notice of Special Meeting of Stockholders and pages 8 and 38-40 of Amendment No. 1.

7.                                       Please clarify, in all appropriate places in the proxy, the reasons why the company determined after making its own fairness determination, to obtain a fairness determination from an investment banking firm and discuss the benefits to the company, the board, and the stockholders of receiving such a fairness determination.  We may have further comment.

Response:  The board of directors did not make a fairness determination as such, but rather, in the context of deciding to proceed with the acquisition, determined that the purchase price was reasonable and satisfied the “fair market value” requirement of FSAC’s certificate of incorporation.  Further disclosure and clarification in response to this comment appears at page 51 of Amendment No. 1.  This discussion is cross referenced on page 7 of Amendment No. 1 in the Questions and Answers.

Summary of Material Terms of the Acquisition, page 1

8.                                       We note you have provided ATS’ adjusted EBITDA in the second paragraph under General description of the acquisition as an operational measure.  Although the staff will not object to the discussion in the preceding paragraph since it relates to the purchase agreement and conditional purchase price adjustments (i.e. when used as a liquidity measure), it is not appropriate to use a non-GAAP measure for performance measure purposes.  Please revise to remove this non-GAAP performance measure here and throughout your proxy statement (e.g. in the questions and answer, selected historical and pro forma consolidated financial information, and factors considered by our board of directors in approving the acquisition sections).

Response:  In response to this comment, FSAC has eliminated references to adjusted EBITDA except in connection with references to the terms of the stock purchase agreement and the board’s consideration of the pricing of the acquisition.  Consistent with the Staff’s comments 14 and 45, FSAC believes such disclosure in relation to the pricing of the acquisition is necessary.  In response to comment 45, FSAC has included additional disclosure in the portion of the Proxy Statement discussing the board’s consideration of the purchase price.  As comment 45 suggested, such additional disclosure elaborates on the characteristics of adjusted EBITDA as defined in the stock purchase agreement.

Questions and Answers, page 3

9.                                       On page 4 you disclose that Dr. Bersoff and Mr. Lloyd will become members of their management team following the merger.  Please clarify whether these gentlemen were associated with your company prior to the merger.  In addition, please clarify the date which these men became associated with the company.  In this regard and by means of illustration only, it would appear that Stuart Lloyd did not have any involvement with the company prior to the merger.  Please advise us what role, if any, these gentlemen played in the merger transaction and whether the merger is condition upon their joining the company or receiving compensation, etc.

Response:  Dr. Bersoff has served as a member of FSAC’s Board of Directors since inception.  Mr. Lloyd has not been affiliated with FSAC, except as a consultant through an entity that he owns and controls.  In response to this comment, we have inserted additional disclosure suggested by this comment.  See pages 4 and 118 of Amendment No. 1.

10.                                 On page 4 you state that you will be purchasing ATS capital stock for $84.0 million and issuing 173,913 shares of common stock to two ATS founders.  Please advise us whether Messrs. Lewis and Rumsey are the only two shareholders of the company; if not, please advise us how the company determined that it was paying equal consideration to all shareholders pursuant to the “all holders” rule.

Response:  The shareholders of ATS are Delmar Lewis, Claude Rumsey and Harry Katrivanos.  The $84 million in cash consideration to be paid at closing and any cash paid as part of the earn-out is to be paid to Messrs. Lewis, Rumsey and Katrivanos pro rata in proportion to the number of shares each of them owns in ATS.  Mr. Katrivanos elected not to receive any shares of FSAC common stock paid as part of the closing purchase price.

In further response to this comment, FSAC does not believe that any “all holders” rule applies to this negotiated purchase of stock from a privately and very closely held company.

11.                                 On page 5 you include a tabular presentation which indicates that you will pay $85 million at the closing of the merger, with potential payments as high as $124 million in the event that certain “earn-out” conditions are triggered.  However, you also have a requirement that any proposed merger be with an operating company that is equal to 80% of your net assets at the time of the acquisition.  As an initial matter, please provide us with an analysis supporting your conclusion that the merger meets the 80% threshold.  The staff notes that your pro-forma financial statements contemplate recording approximately $74 million in goodwill – what effect, if any, does the amount of goodwill have on your conclusions?  In addition, your analysis should address why the consideration paid in the supposedly arms-length transaction isn’t the most reliable indication of market value.  If the company is using the transaction consideration to support its conclusion, then include a discussion of the propriety of including the value associated with any “earn-out” provision in light of the uncertainty associated with these payments and the inability to separate the current value of the company from the value of the company at a future point in time.  We may have further comment.  Finally, please update your disclosure as appropriate.

Response:  The primary response to this comment appears in revised disclosure at pages 50-51 Amendment No. 1.  As explained there in supplemented disclosure, under FSAC’s Amended and Restated Certificate of Incorporation, the initial target business acquired by FSAC must have a “fair market value” equal to at least 80% of FSAC’s net assets at the time of the acquisition.

FSAC Amended and Restated Certificate of Incorporation provides that “fair market value” for this purpose is to be determined by FSAC’s board of directors.  It goes on to define fair market value for this purpose.  It expressly states that “[f]or purposes of this Article Fifth, the fair market value of an acquisition proposed for a Business Combination shall be determined by the Board of Directors based upon financial standards generally accepted by the financial community, such as actual and potential sales, earnings and cash flow and book value.”  Only if the Board of Directors is not able to independently determine fair market value is an outside opinion required.

For the reasons discussed under the subheading “Factors Considered by Our Board of Directors in Approving the Acquisition”, commencing at page 44 of Amendment No. 1, the Board of Directors concluded that the fair market value requirement set forth in FSAC’s Amended and Restated Certificate of Incorporation is satisfied.  Consistent with the definition of “fair market value” in the Amended and Restated Certificate of Incorporation, no particular factor is determinative.

In specific response to the Staff’s comment, based on the definition of “fair market value” in the Amended and Restated Certificate of Incorporation, the amount of goodwill recorded in connection with the transaction has little, if any, effect on this conclusion.  This is especially true in light of recent accounting changes under which goodwill is not amortized on an annual basis.  The consideration paid in this arms-length transaction is an indication of fair market value, but cannot be the sole determinant of fair market value in light of the standards mandated by the Amended and Restated Certificate of Incorporation.

With respect to the Board’s consideration of the amounts potentially payable under the earn outs negotiated as part of the transaction, please see pages 7 and 48 of Amendment No. 1, where revised disclosure explains that, at the time the acquisition approved by the FSAC Board of Directors, the FSAC Board of Directors expected and assumed that a significant portion of the earn out opportunities not contingent on the award of the USAF ETS Contract would be earned, and that there was a possibility that the USAF ETS Contract would be awarded to ATS.  These assumptions are consistent with the analysis reflected in the HLHZ fairness opinion.

In further response to this comment, we refer the Staff to the revised tables describing the earn out opportunities under the stock purchase agreement.  These appear at pages 5-6, 15-16, and 61-62 of Amendment No. 1.

12.                                 Please provide more detail concerning the conditional earn-out in footnote b to indicate the degree of certainty associated with this payment.  In addition, please clarify whether any of the ATS shareholders will have continuing job responsibilities with regards to obtaining and/or maintaining this contract.  Also, please disclose whether management may or will waive the conditions associated with this earn-out and state the circumstances under which they might do so.

Response:  ATS is one of several finalists in an ongoing bid process for the award of a contract with the United State Air Force.  It is unknown and unquantifiable as to the likelihood that the contract will be awarded to ATS.  See response to comment 2 above.

In response to this and other comments, the footnotes to the table describing the earn out opportunities under the stock purchase agreement have been revised and expanded to, among other things, include the disclosure suggested in this comment.  See the amended disclosure at pages 5-6, 15-16, and 61-62 of Amendment No. 1.

13.                                 On page 6 the company discusses the analysis it undertook to value the transaction based on mean and median revenues of companies within the industry.  Please provide us with a copy of any analysis undertaken by the board on the question of company valuation.  In addition, we note your disclosure that your analysis appears limited to companies with revenues greater than $80 million; please clarify whether there was any upper limit to the range you used.

Response:  The FSAC Board of Directors did not undertake any written analysis of the type referred to in this comment.  However, we are providing supplementally to the Staff information that illustrates the Board’s conclusions as described in the portion of the Proxy Statement referred to in this comment.  See Tab 1 of the Supplemental Materials.

In further response to this comment, the disclosure in the Proxy Statement has been supplemented to state that there are not upper limits to the revenues of acquired companies referred to.  See pages 7 and 47 of Amendment No. 1.

14.                                 On page 6 you state that your board “focused on adjusted EBITDA (as defined in the stock purchase agreement).”  Please disclose the definition in the body of your disclosure or advise us why such disclosure is not warranted.  In this regard, the staff notes that the adjusted EBITDA used in your merger agreement appears to exclude such relevant items as the salary and benefits associated with ATS’ founders.  Please clarify why these exclusions represent a proper analytical framework – does the company contemplate firing the founders?

Response:  In response to this comment, FSAC has revised the Question and Answer section of the Proxy Statement (see page 6 of Amendment No. 1) to include a cross reference to the subsection of the Proxy Statement with the heading “The purchase price for ATS is reasonable” (pages 46-50 of Amendment No. 1), where there is substantial additional disclosure concerning the definition of adjusted EBITDA.

In response to the question concerning the salary and benefits associated with ATS’ Founders (Messrs. Rumsey and Lewis), those two individuals will not continue to be employed by ATS following the closing of the acquisition.

15.                                 Please revise the text of your page 9 question “What vote is required to adopt the amendment?” to indicate that the amendment will only be voted on in the event that the merger is approved or alternatively, please advise why no such disclosure is necessary.

Response:  In response to this comment, FSAC has revised the disclosure appearing on page 10 of Amendment No. 1.

Summary of the Proxy Statement, page 11

16.                                 On page 14 you disclose that “[t]he purchase price is also subject to a post closing adjustment based on ATS’ net working capital ...” at closing.  Please describe these adjustments or include a suitable cross-reference to such discussion.

Response:  In response to this comment, FSAC has included detailed disclosure concerning the working capital adjustment at pages 62-63 of Amendment No. 1 under the heading “The Stock Purchase Agreement—Working Capital-Purchase Price Adjustment.”  FSAC has included cross-references to this disclosure at pages 15 and 16 of Amendment No. 1.

17.                                 Please disclose whether the 173,913 shares of your common stock being issued to ATS’ founders will be in registered form or have registration rights.

Response:  In response to this comment, FSAC has revised the disclosure appearing on pages 16 and 62 of Amendment No. 1.

Selected Historical and Pro Forma Consolidated Financial Information, page 17

18.                                 Please provide a more detailed presentation of your Consolidated Balance Sheet Data on page 17.  At a minimum, this disclosure should present your cash, accounts receivable and current assets along with your current liabilities.

Response:  The Consolidated Balance Sheet Data for ATS on page 20 of Amendment No. 1 has been revised to include the requested information.

19.                                 Please revise to present income (loss) from continuing operations per share in accordance with Item 301 of Regulation S-K.

Response:  We respectfully advise the Staff that the per share data for ATS was not considered meaningful given its historical capital structure.  Disclosure noting this has been added below the table.  See page 19 of Amendment No. 1.

20.                                 On page 17 you disclose that you are presenting “Adjusted EBITDA from continuing operations” which term appears defined by your merger agreement.  However, the text of footnote a on page 18 describes EBITDA which does not appear to be the same thing as Adjusted EBITDA as you have used the term.  Please reconcile and, if necessary, revise your disclosure.

Response:  In response to this comment, FSAC has revised footnote (a) on page 20 of Amendment No. 1 to refer only to adjusted EBITDA as that term is defined in the stock purchase agreement.

21.                                 The staff notes that your tabular presentation of ATS’ Selected Historical Consolidated Financial Data presents only your income from continuing operations.  It does not appear to present any net income/loss amount, nor does it present the loss associated with your discontinued operations which you recognized in 2005, 2004 and 2003.  Please revise your presentation to include these results.

Response:  The tabular presentation of ATS’ Selected Historical Consolidated Financial Data on page 19 of Amendment No. 1 has been revised to include discontinued operations and net income/loss amounts.

22.                                 Please provide more detail of the items making up “Other EBITDA adjustments” in your tabular presentation on page 18.

Response:  Please see the revised table on page 21 of Amendment No. 1.

FSAC Per Share Data, page 21

23.                                 On page 21 you state that “[t]he unaudited pro forma consolidated per share information does not purport to represent what the actual results of operations of FSAC and ATS would have been ...”  However, your presentation appears to present book value, and not Earnings Per Share and accordingly would not be relevant to your results of operations.  Please revise to clearly indicate that you are presenting book value per share and clarify the amount of goodwill or other intangible assets included in your book value calculation.

Response:  The unaudited pro forma consolidated book value per share data has been removed from Amendment No. 1 as such information is not considered meaningful disclosure in the context of this transaction.

24.                                 Please revise to include historical per share data (basic and diluted) and book value per share data (basic and diluted) for both ATS and FSAC.  In addition, please provide such information for all periods for which pro forma information is presented (in this case, December 31, 2005 and March 31, 2006).

Response:  Consistent with the response to comment 23, such book value per share data has been removed as it is not considered meaningful disclosure in the context of this transaction.

Market Price Information for FSAC, page 22

25.                                 Please update your share, unit, and warrant prices as appropriate in any subsequent amendment.

Response:  In response to this comment, please see the revisions made to page 23 of Amendment No. 1.

Forward-Looking Statements, page 23

26.                                 The staff notes your disclosure that you “undertake no obligation and disclaim any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.”  Please explain the meaning of this statement in light of the company’s existing reporting obligations under the Exchange Act and the Undertakings of Item 512 of Regulation S-K.

Response:  The sentence referred to in this comment has been deleted.  See page 24 of Amendment No. 1.

Risk Factors, page 24

27.                                 Please confirm that CM Equity Partners, of which Messrs. Jacks and Schulte are principals, is not, and has not, been an investor or potential investor in ATS.  Similar confirmation - and disclosure, is sought for ICF International, Inc.

Response:  The confirmatory disclosure suggested in this comment is now included at page 26 of Amendment No. 1.

28.                                 On page 28 you make reference to a facility security clearance.  Please explain the meaning of this term.  In addition, please clarify what impact, if any, the required security clearances will have on your ability to find new acquisition and/or merger targets.  For example, may the government cancel a contract or object to a merger, if the other party does not have security clearances or, has ties to countries of concern?

Response:  FSAC has supplemented the risk factor referred to in this comment as recommended.  See page 30 of Amendment No. 1.  As indicated in the supplemented disclosure, FSAC does not anticipate that facility clearances should be an issue in relation to mergers and acquisitions.  Facility clearances (or lack thereof) should have no impact on FSAC’s ability to find new acquisitions and/or merger targets since any potential target possessing a facility clearance should be able to maintain that security clearance through an acquisition or merger.  Similarly, if a potential target did not possess a security clearance, that fact, in and of itself, should not, in the ordinary course, affect an ATS or FSAC facility clearance.

29.                                 On page 31 you disclose that you “plan to pursue other acquisition opportunities following the closing of the ATS acquisition in an effort to take advantage of the platform [that you] expect ATS to constitute.”  Please explain, in an appropriate section, the meaning of this statement.  In addition, please clarify how much of the trust fund, after payment of the $84 million merger consideration, will likely be available for subsequent acquisitions.  Finally, please disclose whether ATS, or the company have any acquisition targets in mind.  In this regard we also note your statement that you “are currently pursing one or more potential acquisition opportunities.”  Please advise us of the status of these negotiations and indicate the approximate deal value.  If the company contemplates issuing shares, or using the cash released from the trust to fund such acquisition, please discuss the nature of such acquisition in greater length.  We may have further comment.

Response:  In response to this comment, we have added additional disclosure, consistent with that included in the Questions and Answers section of the Proxy Statement, to the section of the Proxy Statement entitled “Information About Federal Services Acquisition Corporation.”  See pages 104-105 of Amendment No. 1 under the new subheading “FSAC strategy if acquisition is completed.”  We have also clarified in the risk factor referred to in this comment that, as of the date of the Proxy Statement, FSAC has no binding commitments or agreements to enter into any particular acquisition.  See page 32 of Amendment No. 1.  Any ongoing discussions are preliminary, subject to nondisclosure agreements and not subject to any binding agreements.

30.                                 Please revise your risk factor disclosures to ensure that each risk factor states one, and only one, risk to the investor and draws and appropriate, and company specific, conclusion for the investors.  By way of illustration only, we not your page 31 risk factor “ATS’ quarterly revenue and operating results could be volatile” appears to list several unique risks.  Please revise as appropriate.

Response:  In response to this comment, please see the revisions made to page 33 of Amendment No. 1.

The Special Meeting, page 35

31.                                 Please reconcile your page 36 statement under “Voting Your Shares” that if investors “sign and return the proxy card but do not give instructions on how to vote [their] shares, [their] shares will be voted as recommended by [y]our board of directors” with your prior disclosures indicating that “[i]f [investors] return [their] proxy card without an indication of how [they] wish to vote, since it is not an affirmative vote in favor of a respective proposal, it will have the same effect as a vote ‘against’ the” proposals.

Response:  In response to this comment, FSAC has revised and conformed the disclosure in the cover page, Notice of Special Meeting of Stockholders, pages 8 and 37-40 of Amendment No. 1.

32.                                 With respect to the disclosure on pages 37-38 regarding the required votes as the amendment, incentive compensation, nomination, and adjournments proposals, please clarify the agreements, if any, with the initial stockholders as to their votes on such matters.

Response:  There are no formal written agreements with the initial stockholders as to their votes on the amendment, the incentive compensation plan, the nomination or the adjournment proposals.  However, as stated in the Proxy Statement, the initial stockholders intend to vote for each of those proposals.

Approval of the Acquisition and the Other Transactions Contemplated by the Stock Purchase Agreement, page 40

33.                                 On page 40 you state that “[i]n the event it becomes necessary to amend the stock purchase agreement or related agreements in respects that [y]our board of directors deems material, [you] will make public disclosure of such amendments prior to the stockholder vote on this proposal.”  Please clarify the manner in which the company will make these public disclosures, as well as whether the company will send this information to its’ shareholders directly.

Response:  In response to this comment, FSAC has added additional disclosure at page 41 of Amendment No. 1.  As stated in that additional disclosure, the determination of appropriate disclosure of an amendment to the stock purchase agreement would be made based on the facts and circumstances surrounding such an amendment, which is not currently contemplated.  In the unlikely event that an amendment to the stock purchase agreement fundamentally altered the transaction, FSAC would consider seriously whether it was necessary or appropriate to file and mail to stockholders directly a supplement to the proxy statement.  Otherwise, the subject matter of an amendment could be the subject of a press release and a Form 8-K also filed under SEC Rule 14a-12.

Background of the Acquisition, page 40

34.                                 In your paragraph under “Background of the Acquisition” you state that you were interested “in a transaction with a value of $95 million to $250 million or greater … and [you] were interested in targets with revenues of $100 million or more with EBITDA margins of 6-10% ...”  Please clarify whether management believes that this merger meets this criteria; and if so, how.  If management altered its merger criteria during the course of its search, please discuss why.  Additionally, please provide the legal basis under applicable law by which the board may “reserve the right to determine, in its sole discretion,” whether to consummate the acquisition transaction even after a stockholder vote to consummate the transaction.

Response:  In response to this comment, FSAC has added language to the section of the Proxy Statement referred to in this comment affirmatively stating that the proposed acquisition of ATS falls within the general acquisition criteria described in the paragraph referred to.  See page 41 of Amendment No. 1.  Also see the revised disclosure at pages 42-50 of Amendment No. 1.

With respect to the last sentence of this comment, the stock purchase agreement governing the transaction includes, in Article VI, a number of conditions to closing.  If any of the applicable conditions to FSAC’s obligation to close were not satisfied, under the terms of the stock purchase agreement, FSAC would have the right not to proceed to close the acquisition, notwithstanding stockholder approval.  More generally, under Delaware law, the fiduciary duty of a board of directors continues notwithstanding the existence of an acquisition agreement.  For example, the Delaware Supreme Court has held that a contract that purports to limit a corporation’s board of directors in the exercise of its fiduciary duties is unenforceable.  See Omnicare, Inc. v. NCS Healthcare, Inc., 818 A.2d 914, 936-939 (Del. Supr. 2003).

35.                                 The staff believes that this section should be revised to more clearly lay out the timeline associated with the acquisition and, to the extent applicable, better integrate the discussion of ATS with FSAC.  By way of illustration only, on page 41 you have a paragraph discussing Stifel’s activities in November/December, followed by your activities during “the week of October 31, 2005”, which is subsequently followed by a discussion of your activities during the Fall of 2005.

Response:  In response to this comment, the subsection of the Proxy Statement entitled “Background of the Acquisition,” beginning on page 41 of Amendment No. 1, has been reorganized and supplemented, including the addition of several subheadings.

36.                                 Please clarify the date, place, and source, of the company’s initial knowledge regarding both ATS and the potential for a business combination with the same.  In this regard, please also clarify:  (1) whether any member of your board of directors or management, previously had business dealings with or other relevant exposure to, ATS; and, (2) whether any member of your management or board has a fiduciary duty to any of the other entities which Stifel contacted on behalf of ATS.  In this regard your attention is directed to Item 14(b)(7) of Schedule 14A and Items 1005(b) and 1011(a)(l) of Regulation M-A.

Response:  Please see the revised disclosure at page 43 of Amendment No. 1 that provides the clarifications requested in this comment

37.                                 On page 41 you disclose that, “[d]uring the fall of 2005, [you] considered, at various levels of detail, in excess of 100 potential acquisition targets, ranging from smaller companies that would not have met the requirements set forth in [your] certificate of incorporation to large enterprises and potential spin-offs from other government contractors.”  Please provide the staff with a list of each entity considered, the date or dates on which your consideration took place and the specific information considered.  In this regard the staff notes that your Form S-1 was not declared effective until October 19, 2005 and contained language indicating that you had “not selected any target business ... [and no-one at the company] had any preliminary contact or discussion with any representative of any other company regarding the possibility of a business combination between us and such other company.”

Response:  In response to this comment, the disclosure referred to has been revised at page 42 of Amendment No. 1 to delete the reference to in excess of 100 potential targets and to make it clear that most of the possible targets referred to during the meetings described in this portion of the Proxy Statement did not satisfy FSAC’s general acquisition criteria and, as a result, received only cursory review.  In connection with the reorganization of this portion of the Proxy Statement in response to comment 35 above, the revised disclosure makes it clear that contacts with potential targets did not take place until after the FSAC public offering was declared effective and closed.  FSAC was careful to act in a manner consistent with the disclosure in the public offering prospectus referred to in this comment.

38.                                 On page 42 you indicate that you used outside consultants in connection with your due diligence, including “an accounting firm, former industry executives with whom we were familiar, insurance consultants and legal counsel.”  Please disclose the names of these parties as well as any material payments made to them in connection with their work and the date of their engagement by the company.  In addition, please clarify how you were “familiar” with the former industry executives mentioned above and confirm that there is no family or other affiliate relationships with such persons.

Response:  In response to this comment, page 43 of Amendment No. 1 includes additional disclosure stating that the two individuals referred to as performing diligence were previously employed by a former portfolio company of CM Equity Partners.  FSAC does not believe it is appropriate to identify in the Proxy Statement the names of the individuals and entities who performed diligence in connection with the acquisition.  We are providing to the Staff, on a supplemental basis, the balance of the information requested in this comment.  See Tab 2 of the Supplemental Materials.

Factors Considered by our Board of Directors in Approving the Acquisition, page 42

39.                                 Throughout this section management makes statements about the “beliefs” as they relate to ATS, including, for example, ATS has strong core competencies; and, ATS has a long-standing reputation for quality service and high customer retention, etc.  These statements of belief should be reinforced with the factual – and verifiable – information management used to develop these beliefs.

Response:  In response to this comment, disclosure has been added to page 44 of Amendment No. 1 making it clear that the basis of the board’s beliefs referred to in this comment included information concerning ATS provided by ATS and Stifel Nicolaus, the results of FSAC’s due diligence review, including customer meetings, and matters brought to FSAC’s attention as a result of negotiating the definitive agreements.

40.                                 On page 43 you refer to the “growing US government information technology services market.”  Please provide additional information supporting your assertions here.  In particular, we note that you present “base” information as of 2003 compared to 2007.  Did the market grow compared to more recent years?  More importantly, is the government planning to increase spending in the future?

Response:  In response to this comment, FSAC refers the Staff to the disclosure on page 44 of Amendment No. 1 that refers to U.S. Office of Management and Budget estimates with respect to federal government information technology spending, which is expected to grow to approximately $63.8 billion in fiscal 2007.  We are providing to the Staff on a supplemental basis portions of U.S. Office of Management and Budget documentation supporting this disclosure.  See Tab 3 of the Supplemental Materials.

41.                                 You disclose on page 43 that your board believes that ATS has the ability to achieve future growth “both organically and through acquisitions.”  Please provide additional support for management’s stated belief.  In addition, we note you statement that ATS “grew its business from no revenues to over $100.0 million in revenues for the year ended October 31, 2005.  Please advise the staff why the company believes it is appropriate to compare revenue growth over a 27 year period in this manner.  Furthermore, the staff notes that, based on the table on page 17, ATS’ revenues declined from the prior year and appears to have peaked in 2004 – please revise your disclosures accordingly.

Response:  In response to this comment, please see the revised disclosure included at page 45 of Amendment No. 1.

42.                                 On page 43 you disclose that “ATS grew its non-HUD customers from $28.8 million to $75.2 million in annual revenues, a compound annual growth rate of 21%.”  Please clarify the time-frame associated with this growth.

Response:  In response to this comment, please see the revised disclosure on page 45 of Amendment No. 1 referring to the period of fiscal year 2000 through fiscal year 2005.

43.                                 Please clarify the basis for your belief that ATS’ current backlog exceeds $185 million and quantify, if possible, their “high customer retention rate.”  Has the backlog figure been verified by you or any of your consultants?

Response:  In response to this comment, please see the amended disclosure at page 45 of Amendment No. 1, stating that FSAC’s belief as to the ATS backlog at the time of the acquisition was based on FSAC’s diligence review of ATS.  In further response to this comment, the ATS backlog was reviewed by FSAC personnel as well as the consultants utilized in connection with the diligence process.  See also the response to comment 38 above.  Additionally, through FSAC’s due diligence process, we believe that ATS has a high customer retention rate based on its longstanding client relationships (many of which are greater than 10 years) and the fact it has won more than 95% of its recompete contracts.  See comment 39 and the disclosure on page 45 of Amendment No. 1 responding thereto.

44.                                 On page 45 you state that “[i]n a selection of such transactions announced over the past five years, of which the board has been made aware and as to which information is publicly available, the mean multiple of revenues was 1.06x, and the median multiple of revenues was .97x.”  Please clarify who made the board aware of these transactions and when they were made aware of them.  In addition, please provide the staff with copies of the data referred to in this section.  Also, please confirm whether the board considered any additional information not presented in your discussion here.

Response:  In response to this comment, please see the revised disclosure at page 47 of Amendment No. 1.  Please see also see the supplemental material provided to the Staff in response to this comment and comment 13.  See Tab 1 of the Supplemental Materials.

45.                                 Please clarify the meaning of adjusted EBITDA as used on page 45.  This discussion should include a list of any items backed out of the calculation as well as a statement why management believes it was appropriate to back these items out in considering the merger transaction.  In addition, we note that you compare adjusted EBITDA to other companies’ EBITDA; please further address the comparability of these two figures in light of the fact that you may have backed out items not normally backed out of EBITDA.  If warranted, please also present the financial information and related discussion using your non-adjusted EBITDA.

Response:  In response to this comment, please see the revised and supplemented disclosure at pages 48-49 of Amendment No. 1.

Satisfaction of Fair Market Value Requirement, page 47

46.                                 We note your statement that “[a] vote in favor of the acquisition proposal will, in effect, ratify this conclusion of [y]our board of directors.”  Please explain this disclosure and spell out the consequences of this statement.  Do you mean to imply that the board will not potentially be liable to dissenting shareholders who bring claims alleging state breach of fiduciary duty, or federal securities, claims based on the 80% requirement because the transaction was approved?

Response:  In response to this comment, we have deleted from the Proxy Statement the sentence referred to in the comment.

Fairness Opinion, page 47

47.                                 On page 49 you state that “HLHZ calculated the present value of the consideration excluding potential earn out consideration ... to range between $96 million and $99 million based on management’s estimates of achieving EBITDA milestones pursuant to the terms and conditions outlined in the stock purchase agreement.”  Please clarify the meaning of this statement and verify whether this statement is included in the opinion provided by the investment bankers - if not, revise this section to limit it to only those matters directly included in the actual opinion.  Alternatively, please file the entire report prepared by the investment bankers.

Response:  Please note that HLHZ, the valuation advisor, did not include the referenced statement in its written opinion.  However, we respectfully advise the Staff that the referenced calculation is one of the calculations that was conducted in support of HLHZ’s ultimate determination that as of the date of HLHZ’s written opinion, and based upon and subject to the assumptions, factors, qualifications and limitations set forth therein, the consideration to be paid by FSAC in the proposed acquisition is fair to FSAC from a financial point of view.  Therefore, we respectfully submit to the Staff that this material information should continue to be included in the disclosure.

In order to determine whether the consideration paid in the transaction is fair from the financial point of view, HLHZ needed to compare the value of ATS under different valuation methodologies to the consideration paid.  Because the transaction included an earn out based on future financial performance as well as an earn out based upon a potential awarding of the USAF ETS Contract, HLHZ needed to determine the present value of the consideration that would be paid under these different scenarios.  On page 49 of the Proxy Statement, the consideration paid was based on different potential outcomes of ATS’ performance.  The $96 million is the consideration to be paid based on the present value of the consideration to be paid based on ATS’ financial forecasts.  The $99 million is the consideration to be paid based on the present value of the maximum consideration that could be paid under the stock purchase agreement.  Neither of these calculations included the additional payments in the event of the USAF ETS Contract being awarded.

48.                                 On page 50, management includes a discussion of HLHZ’s valuation analysis which assumes that the company is awarded the USAF ETS Contract.  Given that this contract has not been awarded, and that this comparative analysis is historical in nature, please advise us why the company deems it appropriate to present this future enterprise value range.  In this regard we note that it is only the current value of the company that is relevant to the fairness of the price paid and/or the 80% requirement.

Response:  We respectfully advise the Staff that because the stock purchase agreement provides that FSAC will have to provide additional consideration if ATS is awarded the USAF ETS Contract, the fairness of the consideration to be paid by FSAC from a financial point of view needs to be analyzed under this scenario as well.  In that scenario, the additional consideration to be paid if the USAF ETS Contract is awarded to ATS is compared by HLHZ to the present value of ATS, which includes the expected revenues and profits if the USAF ETS Contract is awarded.  We would respectfully submit to the Staff that the current value of any company can be calculated by evaluating the present value of the company’s future cash flow, which includes many contracts that have not been awarded as of the current date.  In this case, ATS’ future cash flow is subject to a wide range based upon whether the company is awarded the USA ETS Contract.  Therefore, it is appropriate in determining the current value of ATS to incorporate a scenario in which ATS is awarded the USAF ETS Contract.

49.                                 Please provide additional disclosure regarding the “selected revenue, EBITDA, and EBIT multiples used to” derive ATS’ enterprise value.  In addition, explain how HLHZ determined ATS “market value of equity” etc.

Response:  We respectfully advise the Staff that HLHZ’s selected revenue, EBITDA and EBIT multiples were based on, but not limited to, such factors as a review of ATS’ size,

profitability, historical and projected growth relative to the comparable  companies. FSAC has complied with the Staff’s comment by revising the Proxy Statement to reflect this on page 54 of Amendment No. 1.

Please note that HLHZ determined ATS’ enterprise value (“EV”) by applying the selected multiples to ATS’ representative levels of revenues and earnings.  HLHZ did not calculate the market value of equity of ATS, but rather the enterprise value of ATS.

50.                                 Please revise your disclosure of your discounted cash flow analysis on page 52 to provide your basis for selecting the discount rates and terminal value multiples.

Response:  We respectfully advise the Staff that as part of HLHZ’s discounted cash flow analysis: (i) HLHZ selected discount rates were based on, but not limited to, a review of the comparable public companies’ cost of capital and (ii) HLHZ selected terminal value multiples were based on, but not limited to, a review of multiples observed in comparable transactions and the comparable public companies’ forward multiples.  FSAC has complied with the Staff’s comment by revising the Proxy Statement to reflect this on page 56 of Amendment No. 1.

Consequences if Acquisition Proposal is Not Approved, page 54

51.                                 We note that the company’s Form S-1 filing limited the acquisition timeframe to a period of 18 months after which the company would be required to liquidate.  Please disclose this date and clarify the procedures that the company will follow to liquidate the company in the event that it fails to consummate a business combination.

Response:  In response to this comment, please see the revisions made to page 58 of Amendment No. 1.

Interest of Our Directors and Officers in the Acquisition, page 55

52.                                 Your disclosure indicates that you will retain several members of your management following the merger and that you will negotiate separate compensation arrangements in the future.  Please ensure that this section is updated in the event that such agreements are entered into while your Form 14A is still in the commenting process.  In addition, we note your intention on page 102 to obtain a NASDAQ listing.  Please clarify whether these compensation agreements will be determined by a compensation committee, independent board members or otherwise.

Response:  At the present time, we contemplate that existing members of ATS management who will remain with ATS following the transaction will continue under their current compensation arrangements.  With respect to Mr. Bersoff, who will become our Chairman, President and Chief Executive Officer, and Mr. Lloyd who will become our Executive Vice President and Chief Financial Officer, our current board of directors approved their anticipated compensation arrangements effective at the closing of the acquisition.  See the additional disclosure at pages 112-113 of Amendment No. 1.  Although FSAC intends to apply for a NASDAQ listing, that listing application will likely not be filed until after the Proxy Statement is finalized, and we do not anticipate that the listing will become effective until after completion of the acquisition.  As disclosed at pages 110-112 of Amendment No. 1, FSAC plans to alter its board committee structure upon completion of the proposed acquisition.

The Stock Purchase Agreement, page 56

53.                                 We note your disclosure on page 56 that “[t]he assertions embodied in the representations and warranties contained in the stock purchase agreement are qualified by information in disclosure schedules to the stock purchase agreement.  While we do not believe that the disclosure schedules contain information that the securities laws require us to publicly disclose, the disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the stock purchase agreement.  Accordingly, you should not rely on the representations and warranties ....”  As an initial matter please provide the staff with copies of these disclosure schedules in paper format.  In addition, please confirm that your disclosure is not intended to, and does not, limit your obligations to fully describe the material provisions contained in the Stock Purchase Agreement, including the representations and warrants and that investors may rely on your disclosure as a characterization of the actual facts.

Response:  We are providing to the Staff supplementally a copy of the Disclosure Schedules to the stock purchase agreement.  See the separate volume of the Supplemental Materials.  FSAC hereby confirms that the disclosures contained in this Proxy Statement is not intended to, and does not, limit FSAC’s obligations to fully describe the material provisions contained in the stock purchase agreement, including the representations and warranties and that investors may rely the disclosures made by FSAC in the Proxy Statement as a characterization of the actual facts.

54.                                 On page 57 and elsewhere, the company presents a table detailing the potential earn-out associated with the acquisition.  Footnote c, which is presented in conjunction with this table, is confusing.  For example, please revise to clarify the level of earnings that the company would have to achieve in order to pay out the $24 million maximum in the event that the USAF ETS contract is awarded after October 31, 2006 but prior to April 30, 2006.

Response:  The footnote to the table referred to in this comment, appearing at pages 5-6, 15-16 and 61-62 of Amendment No. 1, have been substantially revised in response to this and other comments.

55.                                 Please revise your disclosure on page 58 to further discuss the potential purchase price adjustment.  For example, is there any cap or floor associated with the purchase price adjustment?  In addition, please quantify the range of possible adjustments giving, if appropriate, some examples.  Finally, to the extent that the purchase price is adjusted downward, please discuss the impact that this may have on your determination that the company is worth 80% of your net assets.

Response:  The Proxy Statement has been revised as requested.  See page 63 of Amendment No. 1.

56.                                 On pages 58-9 you present a listing of the representations and warrants contained in your Stock Purchase Agreement.  Please revise this list to present more substantive information.  For example, you disclose that ATS’ made a representation regarding the performance of a certain contract.  Disclose the nature of this contract and what performance obligations ATS has under the contract.

Response:  The Proxy Statement has been revised as requested.  See pages 63-65 of Amendment No. 1.

57.                                 In the representation and warranties section one requirement is the “absence of certain changes or events since October 31, 2005” however your disclosure on page 41 indicates that you were not contacted by Stifel until November 18, 2005.  Please advise us why the October 31, 2005 date is used here.

Response:  ATS is on an October 31 fiscal year.  October 31, 2005 is the last day of the most recent fiscal year for which there are audited financial statements.

Conditions to the Completion of the Acquisition, page 61

58.                                 On page 62 you disclose that ATS’ shareholders are not obligated to sell their shares under the Stock Purchase Agreement unless certain property transfers have taken place.  Please expand your disclosure to address the dollar amount of property being transferred, the nature of the property transferred and the recipients of the transferred property.

Response:  The Proxy Statement has been revised as requested.  See page 68 of Amendment No. 1.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 66

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 2 – Pro Forma Adjustments, page 71

59.                                 We noted your pro forma income statement adjustments and it unclear how any of your adjustments are appropriate (with the exception of recording new CEO and CFO compensation per their employment agreements).  Pro forma adjustments (pursuant to Article 11 of Regulation S-X) shall give effect to events that are directly attributable to each specific transaction, factually supportable, and expected to have a continuing impact.  In addition, infrequent or nonrecurring items included in the underlying historical financial statements of the registrant or ATS and that are not directly affected by the transaction should not be eliminated.  Accordingly, please revise to remove all such adjustments from the face of the pro forma financial statements.  If you continue to believe your adjustments are appropriate, provide a detailed explanation supporting you conclusion for each item and justify how your accounting treatment is consistent with Article 11 of Regulation S-X.

Response:  The pro forma income statement adjustments have been revised to include only those items directly attributable to the transaction that will have a continuing impact on operations as well as those items that are considered non-recurring.  See pages 71-77 of Amendment No. 1.

The following is provided for additional clarification as to why certain of the pro forma adjustments are considered by FSAC management to be appropriate within the context of Article 11 of Regulation S-X.

Elimination of Interest Expense

Pursuant to the terms and conditions of the stock purchase agreement, a portion of the cash proceeds is to be used to pay-down the ATS revolving credit facility.  Although it is the intention of FSAC management to establish a new credit facility post acquisition, FSAC’s existing working capital is sufficient to fund operations without the need to borrow against a new credit facility.

Elimination of Founder’s Compensation

Subsequent to the closing of the proposed transaction, Messrs. Lewis and Rumsey will no longer serve as officers or employees of ATS.  As a result, their compensation and expenses are viewed by FSAC management as non-recurring.  We further advise the Staff that the adjustments reflect compensation expense for the new CEO and CFO who will join FSAC upon the closing of the acquisition.

Elimination of Interest Income

The elimination of interest income has been included in the pro forma adjustments to give effect to the reduction of interest to be earned since a substantial portion of FSAC’s cash will be used to fund the transaction.

Note 3, page 71

60.                                 Please revise your disclosure to provide the following:

•                  A schedule showing the calculation of the purchase price (including the value assigned to non-cash portions);

•                  A schedule showing the purchase price allocation.  The purchase price should be allocated to specific identifiable tangible and intangible assets (such as customer lists, contracts acquired, backlog, trademarks and patents, etc.) and liabilities.  Although your allocation is preliminary, significant liabilities and tangible and intangible assets likely to be recognized should be identified and uncertainties regarding the effects of amortization periods assigned to the assets should be highlighted.

•                  Disclose the expected useful lives or amortization periods of significant assets acquired in a purchase business combination, including other identified intangibles.

Response:  Please see the revised disclosure at pages 73-77 of Amendment No. 1, including Note b on page 75.

61.                                 In addition to our comment above, if you are awaiting additional information necessary for the measurement of a contingency of the acquired company during the allocation period, you should disclose prominently that the purchase price allocation is preliminary.  In this circumstance, you should:

•                  describe clearly the nature of the contingency,

•                  discuss the reasons why the allocation is preliminary (i.e. identify the information that you have arranged to obtain),

•                  indicate when the allocation is expected to be finalized, and

•                  furnish other available information which will enable a reader to understand the magnitude of any potential accrual and the range of reasonably possible loss.

Response:  FSAC respectfully submits to the Staff that FSAC is not awaiting any additional information for the measurement of a contingency relating to ATS.

62.                                 If contingent consideration is issuable, you should disclose the terms of the contingent consideration and the potential impact on future earnings.

Response:  Note 4 has been added to the pro forma disclosure on page 77 of Amendment No. 1 to address this comment.

Approval of the 2006 Omnibus Incentive Compensation Plan, page 73

63.                                 Please review the requirements of Item 10 to Schedule 14A and revise your document accordingly.  The staff was unable to locate, for example, an estimate of the number of participants in your plan or the tabular presentation required by Item 10(a)(2)(i).

Response:  In response to this comment, please see the revisions made to pages 79-82 of Amendment No. 1.

64.                                 The staff is of the view that your “Awards” discussion should be expanded to include a more detailed discussion of the nature of the award, likely terms, as well as how the various awards fit into the limits associated with your overall plan.  For example, and by way of illustration only, clarify your “Performance Units” discussion as well as your discussion under “Dividend Equivalents”.  Also, please explain the $500,000 limit associated with your cash incentive awards given the fact that your compensation committee has the ability to set the time period over which the limit would apply.

Response:  In response to this comment, please see the revisions made to page 79 of Amendment No. 1.

65.                                 Please ensure that the company files finalized copies of its Plan in a subsequent amendment.

Response:  FSAC will comply with this comment.

Legal Proceedings, page 83

66.                                 The staff notes that the Stock Purchase Agreement refers to the “City of Statesville Litigation” and requires that a release is provided.  Please disclose the nature of this litigation, and the exposure that the company has from it.

Response:  The litigation with the City of Statesville has been dismissed with prejudice and, therefore, we do not feel that further disclosure is necessary.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of ATS, page 84

67.                                 The Management’s Discussion and Analysis (“MD&A”) section is one of the most critical aspects of your disclosure.  As such, we ask that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company’s revenues, financial position, liquidity, plan of operations and results of operations.  In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos.  33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.  This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

Response:  ATS has reviewed the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 and modified our disclosures accordingly.

68.                                 In reviewing clause 5.16(b) of your Stock Purchase Agreement the staff noted a reference to a Maximus Subcontract which the company appears to be performing at a loss.  Please discuss this contract’s terms, the company’s performance to date – including the reasons for the loss, and disclose the amount of loss related to this contract accrued on the company’s interim financial statements.  In addition, please disclose whether there are any other contracts currently being performed at a loss and, if material, discuss separately.

Response:  ATS respectfully submits to the Staff that the representation in clause 5.16(b) was incorrect.  As discussed in the stock purchase agreement, ATS was engaged as a subcontractor to Maximus to provide software, implementation and configuration services and maintenance support to the State of Connecticut.  The software being provided to the customer was relatively new technology and required significant customization to meet the customer’s specifications.  ATS appropriately applied the guidance in paragraphs 74-91 of SOP 97-2 and prepared estimates to complete the project demonstrating that ATS would break-even.  As such, there was no loss accrual required to be provided in the consolidated financial statements.  Cost estimates were still being completed on this project during the drafting of the stock purchase agreement; as a result, section 5.16(b) was not updated based upon such final cost estimates.  Additionally, ATS advises the Staff that it is not aware of any other contracts currently being performed at a loss.

69.                                 Please provide more detailed explanations of your period to period comparisons, including discussions of significant line items – such as payroll expenses, etc. which aggregate into the figures you discuss currently.  In addition, please add a discussion to address your “Other Income.”

Response:  Please note additional disclosures throughout the MD&A section of the amended Proxy Statement for additional explanations of significant line items which have been aggregated.  Additionally, in accordance with the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350, ATS has not included a discussion regarding Other Income as we believe this line item to be immaterial as it is never greater than 0.1% of revenue in any of the periods presented.

70.                                 Please discuss the costs and risks associated with maintaining a “self insured plan.”

Response:  In early 2005 ATS made the decision to convert from a self-insured plan to a standard medical insurance plan as of June 30, 2006 (the “transition date”).  As part of the conversion, ATS remains liable for claims filed up to three months after the transition date (the “run-off period”).  To mitigate this liability, in connection with preparing its financial statements for fiscal year 2005, ATS increased its insurance accrual amount from one month’s claims amount to two months’ claims amount and has maintained this accrual level during fiscal year 2006. At the end of April, 2006, this accrual amount was $486,000.  ATS believes this amount is sufficient to cover claims during the run off period because this estimated accrual amount was based on several years of actual claims history.  In addition to the reserve, ATS also purchased a stop gap policy that limits its liability to $100,000 on individual claims during the run-off period.  ATS’ Founders have indemnified FSAC for any claims above the reserve amount and below the stop gap threshold.  As such, FSAC does not believe that it has any liability associated with ATS’ prior self insured plan.

71.                                 Please clarify if the contract with the Department of Labor is the only contract which accounted for greater than 5% of your revenue for the relevant period.  In addition, please discuss the nature of the services provided as well as the material terms of the contract – including, if applicable, the contract termination date.

Response:  In addition to the Department of Labor (“DOL”) contract, ATS has four other contracts that accounted for slightly greater than 5% of revenue during the six months ended April 30, 2006.  These contracts are with the Department of Homeland Security, the Department of Housing and Urban Development, the Pension Benefit Guaranty Corporation

and Fannie Mae.  Please note the added disclosure on page 90 of Amendment No. 1 discussing the nature of the services provided and key contract terms under the DOL contract.

72.                                 We note your disclosure in the last paragraph of significant expected growth within DHS and other public safety agencies supported by the revenue percentage shift toward DHS in the table provided.  Please revise to include factors supporting your expectation of significant growth within DHS and other public safety agencies.  Also, please revise your disclosure to discuss current and expected trends within the other client groups (i.e.  the decline in HUD and Other federal agencies as a percentage of total revenue).

Response:  Please see the revised disclosure on page 92 of Amendment No. 1.

73.                                 On page 85 you disclose that you do not expect any Defense Contract Audit Agency audits to have a material impact on your financial results with respect to audits which have not been completed.  Please advise the staff of the basis of this statement, including a statement indicating whether any past audits have resulted in material refunds, etc.

Response:  The basis of this statement is the fact that ATS has never had any material impact to its financial statements or been required to submit refunds to the government as a result of past DCAA audits.  Since ATS has had no material changes in its business or accounting policies since 2004 when the last DCAA audit was completed, the company does not anticipate any material impact resulting from audits yet to be completed.

74.                                 On page 85 the company appears to have two paragraphs where it defines “funded backlog.”  Please clarify whether one of these is supposed to be total backlog.  Your discussion in the first “funded backlog” paragraph appears to be a “most optimistic” as opposed to a “most likely” presentation.  The staff notes your usage of terms like “assuming the exercise of all options” and assumes the award of work under executed multiple-award contracts.  Please advise if the company’s backlog presentation here is consistent with its’ historical revenue realization.  That is, how often does your backlog turn into revenue?  Also, please provide an analysis, supporting this method of calculating backlog.  Finally, please clarify that your actual backlog may be significantly lower as a result of your methodology.

Response:  Please note the change from “funded” backlog to “total” backlog on page 92 of Amendment No. 1 as that paragraph describes ATS’ total, not funded, backlog.

ATS’ calculation of total backlog is consistent with the company’s historical revenue realization and consistent with the definition used by comparable publicly traded companies that generate a significant portion of revenue from GSA Schedules and other multiple award contracts, including indefinite delivery, indefinite (“IDIQ”) quantity contracts.  ATS’ estimated revenue from multiple award and IDIQ contracts is based on the company’s historical revenues under such types of contracts and management’s expectations of continued revenues from such contracts.  Such contracts are typically for highly specialized work that ATS has performed for several years; however, those contracts are generally for one-year and have historically been renewed annually.  For example, if ATS developed a critical financial system for an agency and has been providing on-going support for that system under one-year GSA contracts for each of the past 3+ years, management would evaluate the likelihood of continued ongoing support and estimate backlog equal to the expected future revenue up to a period of no more than three years.  Although this method does require management assumptions and estimates, ATS’ methodology of calculating backlog is commonly used in the industry and provides readers with the amount that ATS believes to be the most accurate amount of future revenue from existing contracts.

Please note the additional disclosure on page 92 of Amendment No. 1 stating that actual revenue realized from backlog may be significantly different from stated backlog.

75.                                 Please revise to disclose your total and funded backlog at October 31, 2004.

Response:  The October 31, 2004 backlog amounts are not included as they would not be comparable to the backlog amounts presented as of October 31, 2005.  As a private company, ATS historically did not track total backlog in a formal and consistent manner.  ATS management was concerned with funded backlog and did not calculate total backlog according to its current definition until it began its sale process in 2005.  Please note the revised disclosures on page 92 of Amendment No. 1 giving the total and funded backlog as of April 30, 2006.

76.                                 The staff notes that the company has presented information elsewhere indicating that FSAC management has not received any compensation for its services.  However, the company has not provided any information about the compensation levels of ATS executives, several of whom may remain with the company after the merger.  Accordingly, please provide the disclosure contemplated by Item 402 of Regulation S-K for the ATS executives.  Alternatively, please advise why this information is not material to investors.

Response:  FSAC has inserted a new section into the Proxy Statement under “Directors and Executive Officers of Federal Services Acquisition Corporation Following the Acquisition—Anticipated Employment Arrangements for Certain Executive Officers” on pages 112-113 of Amendment No. 1 that describes proposed employment arrangements for Dr. Bersoff and Mr. Lloyd, and also explains that Mr. Perry is anticipated to continued with ATS under his current terms of employment.  As disclosed in response to comment 8 and as reflected in the pro forma data included in the Proxy Statement, two of the senior executives of ATS, Messrs. Rumsey and Lewis, will not remain employed by ATS following completion of the acquisition.  Thus, their historical compensation is not material, except to the extent that it is reflected in adjustments to the historical data included in the pro forma information.  (See comment 14 and the response thereto.)  FSAC respectfully submits to the Staff that the additional disclosure at pages 112-113 of Amendment No. 1, together with the historical ATS financial information, which reflects ATS executive costs, and the pro forma information included in the Proxy Statement, including the notes thereto (see “Unaudited Pro Forma Condensed Consolidated Financial Statements”), provides sufficient disclosure concerning the ATS executives.

Revenue, page 85

77.                                 We note your statement that your “revenue includes third-party hardware and software that ATS purchases and integrates as a part of ATS’ overall solutions.”  Please provide additional disclosure about this, including, but not limited to:  (1) the amount of revenue recorded in your financial statements associated with these transactions; (2) whether ATS maintains any formal agreements with these parties to resell their products, as opposed to an ad-hoc purchase and integration and, (3) further describe the general operation of how you integrate these products into your own – such as how it affects warranties offered, intellectual property rights, etc.

Response:  Please note the additional disclosure on page 93 of Amendment No. 1.  In response to clause (1) of the comment, ATS does not specifically track revenue associated with hardware or software sales as the company provides fully integrated solutions are comprised of services (provided by both ATS and subcontractors), custom developed software, and commercially purchased software and hardware.  Additionally, ATS management estimates that hardware and software revenue is typically less than 5% of revenue.

In response to clause (2), please see the added disclosure that ATS does not maintain formal agreements and only provides third-party hardware and software at the request of its clients.

In response to clause (3), ATS advises the Staff that ATS does not modify commercially purchased hardware and software products; rather, third-party hardware and software is purchased at the client’s request and used as part of ATS’ solution (e.g. a new server on which an ATS developed system runs).  As such, there are no effects on warranties or intellectual property rights.

78.                                 The staff notes that your fixed price contracts increased from 19% in 2003 to 38% in 2005 before declining slightly to 34% for the three months ended March 31, 2006.  Please expand your discussion of the relative risks of using fixed price contracts compared to other forms of contracts and explain the reasons for the fluctuation between 2003 and 2005 as well as whether the decline in 2006 was a conscious decision undertaken by management.

Response:  Please note additional disclosure on page 93 of Amendment No. 1 that addresses the increase in fixed-price contract since fiscal year 2003 and decrease during FY 2006.  Additionally, please see the additional disclosure on pages 93-94 of Amendment No. 1 that discusses the risk related to ATS’ fixed price contracts.

79.                                 On page 88 you disclose that, “[i]f funding is not assessed as probable, revenue recognition is deferred until realization is deemed probable.”  In addition to this disclosure, please clarify whether the company performs work on unfunded government contracts and recognizes revenue associated with those contracts.

Response:  Please note additional disclosure on pages 95-96 of Amendment No. 1 stating the ATS’ policy with respect to revenue recorded on unfunded government contracts.

Additionally, please see response to comment 100 discussing ATS’ policy for performing work and recognizing revenue on unfunded contracts.

Results of Operations, pages 89-92

General

80.                                 Please revise your disclosure for each period to describe and quantify underlying material activities that generate revenue and expense variances between periods.  Your revised disclosures should provide information that would assist an investor in making a well-informed investment decision.  For example, it is unclear how much revenue increased for each of your client groups between the years ended October 31, 2005 and 2004 in order to offset your overall decrease in revenue between these periods.

Response:  Please note the additional disclosures at pages 97-99 of Amendment No. 1 that quantify the underlying material activities that generated variances between periods.

Three Months Ended January 31 2006 and 2005, page 90

81.                                 We note your disclosure that your operating expenses declined in part due to a “reorganization of ATS’ business development efforts.”  Please clarify if the company is shifting the focus of its business, and address what this new focus will be.

Response:  ATS advises the Staff that the “reorganization of ATS’ business development efforts” refers primarily to a reorganization of the business development function and staff, not a shift in the focus on its business.  The only shift in the focus of the business has been the cessation of marketing efforts in the Pacific Rim.  Please note the revised disclosure on page 98 of Amendment No. 1.

82.                                 The staff notes that that company has had discontinued operations in each period covered by the financial statements.  Please provide additional disclosure about the nature of these operations, the business decision to discontinue these operations and any contingent liabilities that the company might have associated with these discontinued operations.  For example, does the company continue to support its Pyramid product, may New Technology Management, Inc.  put ATSI to the company in certain circumstances, etc.

Response:  Please note the additional disclosure on page 98 of Amendment No. 1 describing the operations and contingent liabilities of the discontinued operations.

Years Ended October 31, 2005 and 2004

83.                                 To the extent known, please clarify why the Department of Education changed their prime contractor.

Response:  ATS does not know any specific reasons for the Department of Education’s prime contractor change and does not believe it would be appropriate to speculate.

84.                                 The staff notes that one of the reasons credited for increasing operating expenses was a new marketing initiative in the Pacific Rim; however, on page 90 you indicate that you ceased these marketing activities.  Please provide more information about these marketing activities including, whether the activities led to new contracts and why you stopped them.  Is this related to your potential closing of the Hawaii office?

Response:  Please note the additional disclosures on page 99 of Amendment No. 1 describing the cessation of Pacific Rim marketing efforts late in fiscal year 2005 and the potential closure of the Hawaii office based upon the outstanding U.S. Air Force ETS bid.

Years Ended October 31, 2004 and 2003, page 91

85.                                 Please reconcile your statement that “[t]he increase in cost of revenue was primarily due to increased subcontract work at HUD” with your statement that revenue was “partially offset by a $5.9 million reduction in revenue from the expiration of HUD contracts”.

Response:  Although ATS lost revenue from HUD as a prime contractor, that loss was partially offset by ATS retaining “a portion of the work as a subcontractor on some of these contracts.”  The portion of work retained by ATS has lower revenue (since the prime contractor takes some of the revenue on the work performed by its subcontractors) but the same cost, so ATS’ direct cost as a percentage of revenue increased on those contracts, driving the overall increase on a percentage basis.  Please note the revised disclosure on page 99 of Amendment No. 1 that clarifies ATS’ change from a prime contractor to a subcontractor as the cause for the increased direct costs as a percentage of revenue.

Liquidity and Capital Resources, page 92

86.                                 Please revise to explain the reason behind the $2.6 million increase in accounts receivable.

Response:  Please note the revised disclosure on pages 100-102 of Amendment No. 1.

87.                                 In discussing your line of credit agreement we note your statement that you have “been in compliance with these financial covenants or received waivers from the lenders.”  If the company has received any waivers on its financial covenants please state so separately including the date(s) of non-compliance, naming the specific covenants violated.  Also, please describe any acceleration provisions contained in the line of credit agreements.

Response:  Please note the revised disclosure on page 102 of Amendment No. 1.  The line of credit agreement contains standard acceleration provisions in the event of default or non-compliance with covenants.  ATS’ Founders have personally guaranteed a portion of the line of credit. Additionally, under the terms of the stock purchase agreement, the line of credit balance outstanding at closing will be paid off entirely and the agreement terminated and replaced with a new line of credit at our discretion.

88.                                 Please revise your disclosures to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in the line items between the years ended October 31, 2004 and 2003.

Response:  Please note the revised disclosure on page 101 of Amendment No. 1.

89.                                 Please revise to disclose the conditions of the covenant waiver as disclosed in Note G on F-14.

Response:  Please note the revised disclosure on page 102 of Amendment No. 1.

Contractual Obligations, page 94

90.                                 In footnote 1 to your tabular presentation you disclose that you are required to pay $500,000 in connection with the Voyager acquisition.  In an appropriate section, please provide more information about this acquisition.  This discussion should at a minimum address the material terms of the contract, such as the consideration paid and the nature of the Voyager product line.

Response:  Please note the additional disclosure under the newly inserted “Acquisition” heading on pages 94-95 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Federal Services Acquisition Corporation, page 98

91.                                 Please confirm that the company did not undertake any efforts “to identify and investigate target businesses for a business combination” until after its Form S-1 was declared effective.

Response:  This will confirm that FSAC did not undertake efforts of the type referred to in this comment until after the Form S-1 was declared effective.

92.                                 Please confirm that the $7,500/month payment to CM Equity Management, LP.  is in no way designed to compensate Messrs. Jacks and Schulte for their services to the company.

Response:  This will confirm that the $7,500 per month payment to CM Equity Management is not designed to compensate Messrs. Jacks and Schulte for their services.  See the revised disclosure at page 118 of Amendment No. 1.

93.                                 We note your references on page 99 and elsewhere, to the potential for additional acquisitions.  Please disclose whether the company has had any discussions, including preliminary ones, with potential acquisition partners to engage in additional mergers.  In addition, please clarify whether any residual trust funds would be used to finance such a merger.  If the company or ATS has any potential targets in mind please disclose.  Finally, we note that several members of your management have ties to private equity firms – please confirm whether any of these future acquisitions may or will be with a company in which these firms have investments.  In addition, please advise us whether any of these firms had contacts or business dealings with ATS.

Response:  With respect to the second and third sentences of this comment, see the response to comment 29 and the new disclosure set forth on pages 104-105 of Amendment No. 1.  With respect to the fourth sentence of this comment, see FSAC’s response to comment 29.  With respect to the penultimate sentence of this comment, at this time, given the types of acquisitions that would appear to complement FSAC’s acquisition of ATS, it is unlikely that FSAC’s management has ties to private equity firms with investments in companies that would be suitable acquisition targets for FSAC.  None of the private equity firms to which members of FSAC management have ties have had contacts or business dealings with ATS other than in connection with the subject matter of the proxy statement.

Directors and Executive Officers of Federal Services Acquisition Corporation Following the Acquisition, page 100

94.                                 We note your disclosure that Messrs.  Saponaro and Smith were appointed to your board on May 3, 2006 and that Mr.  Money resigned from the board on this date.  Please clarify the reason that Mr.  Money resigned from your board, stating whether Mr.  Money voted in favor of the merger or expressed any reservations about the proposed transaction.  In addition, please clarify whether Messrs.  Saponaro and Smith were involved with the merger, or merger related entities prior to their board appointments.  Finally, please clarify who was on your board when it approved the merger transaction.

Response:  Disclosure responding to this comment is reflected on page 108 of Amendment No. 1.

95.                                 Please clarify Mr.  Jacks’ biography to indicate, if true, that the “court ordered reorganization” and “consensual foreclosure” are more commonly referred to as bankruptcy proceedings

Response:  See the revised disclosure at page 109 of Amendment No. 1.  The court-ordered reorganization is now referred to as a court-ordered Canadian bankruptcy-type reorganization.  The consensual foreclosure is different from a bankruptcy proceeding in the sense that assets were simply transferred to secured lenders in satisfaction of debts.  This is as explained in Mr. Jacks’ biography.

Executive Compensation, page 104

96.                                 On page 104 you state that your executive officers have not received any cash compensation for services rendered.  Please revise to clarify whether they have received any non-cash compensation.

Response:  There has been no non-cash compensation.  This clarification has been made at page 112 of Amendment No. 1.

Beneficial Ownership of Securities, page 106

97.                                 We note your statement that FSAC Partners, LLC’s members include employees and affiliates of CM Equity Partners.  Please advise us of the number of employees and affiliates included in such membership and confirm their status (i.e.  accredited investor, etc).  In addition, please clarify whether the company is considered a portfolio company of either FSAC Partners, LLC or CM Equity Partners.

Response:  Neither FSAC nor ATS is considered a portfolio company of either FSAC Partners, LLC or CM Equity Partners.  The members of FSAC Partners, LLC are fewer than 10, and all of such owners are employees or affiliates of CM Equity Partners, with the exception of Dr. Bersoff, who is also a member of FSAC Partners.  All but two of the members of FSAC Partners, LLC are accredited investors, and all are sophisticated.

Certain Relationships and Related Transactions, page 108

98.                                 Please disclose the amount of reimbursable expenses paid to your officers and directors to date.  In addition, please clarify the type of expenses incurred as well as who was responsible for reviewing these expenses on behalf of the company.

Response:  Please see the revised disclosure included at page 118 of Amendment No. 1.  All expenses are reviewed by a senior officer of FSAC other than the person incurring the expense.

Price Range of Securities and Dividends, page 110

99.                                 Please update your tabular presentation for any subsequent quarters.

Response:  FSAC has complied with this comment.  See page 119 of Amendment No. 1.

Advanced Technology Systems Financial Statements

Notes to Financial Statements

Note A – Summary of Significant Accounting Policies

Revenue, F-7 and F-8

100.                           We noted your risk factor on page 33, ATS sometimes incurs cost before a contract is executed or appropriately modified ...  Disclose your policy for revenue recognition, here and in your critical accounting policies on pages 87 and 88, to clarify when you recognize revenue in those circumstances where you perform work without a signed contract.  Disclose how much revenue has been recorded in each period provided and justify how your accounting treatment is consistent with GAAP.

Response:  Please see the additional disclosure at pages 95-96 of Amendment No. 1.  The disclosure referred to has been revised to address the Staff’s comments.  For further clarification ATS advises the Staff that it is the nature of the government contracting business that, on occasion, contract funding will lag contract performance.  Funding delays are caused by various reasons, such as delays in the approval of budget appropriations, overloaded government procurement staffs, etc.  Additionally, ATS may be asked to perform services that are outside the statement of work for a particular contract.  Often these situations arise due to ambiguities in the original statement of work that are identified as the project progresses.  To effectively manage these situations, ATS developed an internal policy whereby any work to be performed “at risk” (without a signed or funded contract modification) is approved by a senior management committee.  The senior management committee decides whether ATS will perform work on an at risk contract based on many factors, including ATS’ history with the client, management’s knowledge of the contracting/funding process, verbal or written assurances from the contracting officer or client, and similar past experiences.

ATS believes that, during the last three years, the amount of revenue recorded at risk has been immaterial since ATS generally records revenue on at risk contracts for existing clients and these situations are typically during short-term gaps in funding or contract paperwork.  In most instances contract modifications are received within the interim reporting period.  Additionally, in the last three years, there have been no instances where an at risk contract did not get signed or funding and ATS was not paid for work at risk that work it performed.

101.                           We note that you recognized revenue for the delivery of product and services under fixed price arrangements using the percentage of completion method.  Clarify how your revenue recognition policy (i.e.  SOP 81-1) is appropriate and disclose the method you use for measuring progress.

Response: ATS advises the Staff that revenue recognition under fixed price arrangements depends upon the nature of product or services being provided to the customer.  ATS uses the percentage of completion method of accounting for those projects in which management concludes meet the criteria established in paragraph 13 of SOP 81-1.  ATS further notes that a number of fixed price contracts have been for the delivery of custom software applications and services that fall within the scope of paragraphs 74-91 of SOP 97-2.

ATS measures progress under these arrangements based upon a ratio of the estimated cost to complete specific milestones or deliverables under the contracts to total estimated contract costs.  Such cost estimates are subject to periodic revision, and any anticipated losses are recorded at the time they become known.

102.                           We noted your revenue concentration disclosures related to US Government agencies.  Please revise to include your significant concentrations in accounts receivable, if any.

Response:  Since the concentration with government agencies is so significant and the receivable concentration is considered consistent with that of revenue, ATS does not believe such additional information would enhance the disclosure.

Note B – Discontinued Operations, F-l0

103.                           Please revise to reconcile the amounts in your note to the assets held for sale presented on the balance sheet

Response:  ATS has revised its disclosure to address the Staff’s comment.  See page F-13 of Amendment No. 1.

104.                           We note you recorded an estimated loss on disposal of ATSI at October 31, 2005.  Please update your disclosure to reflect any adjustments made to this estimate as of your most recent balance sheet date.

Response:  ATS advises the Staff that, as of April 30, 2006, there has been no material change to the estimated loss on the disposal of ATSI.

Note C – Acquisitions, F-1l

105.                           Please revise your note to include disclosure required by paragraph 52(c)(i) of SFAS 141 for each of your acquisitions.

Response:  Note C has been revised to address the Staff’s comment.  See pages F-13 and F-14 of Amendment No. 1.

106.                           In connection with your acquisition of Voyager, we note you were required to pay minimum royalty payments of $1.25 million of which $125,000 is disclosed as a long-term liability at October 31, 2005 and January 31, 2006.  Please revise, here or on the face of balance sheets, to disclose the current portion of the royalty payable.  If you revise your disclosure here, clarify where this amount is reported in your balance sheet.

Response:  ATS advises the Staff that, as of April 30, 2006, there were three remaining payments in the amount of $125,000 each for the Voyager purchase.  Such amounts are payable on July 31, 2006, October 31, 2006 and January 30, 2007. Since all of these payments are due within one year of the April 30, 2006 balance sheet, ATS has classified such obligation as a current liability on the face of the consolidated balance sheet.

107.                           In connection with the comment above, please revise to disclose any additional royalty payments paid or to be paid in addition to the $1.25 million minimum and its impact on your accounting of the transaction.

Response:  In accordance with the purchase agreement between ATS and Tritech Systems, additional royalty payments are contingent upon achievement of revenue targets by February, 2007. The Voyager business base has not developed as anticipated, and therefore management does not anticipate that these targets will be met, with the result that no further royalty payments will be required.

Federal Services Acquisition Interim Financial Statements

General

108.                           Given that the offer and sale of the warrants and the securities underlying the warrants included in your initial public offering were included in the “units” being registered, the offer and sale of the underlying securities were registered at the time of effectiveness.  As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised.  In light of this fact, please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-19, which would appear to require you to account for the warrants as liabilities marked to fair value each period through the income statement.  Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required.  Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative).  Please tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for your warrants.  Tell us whether you intend to restate your financial statements to classify the warrants as liabilities and to subsequently adjust the warrants to fair value for all periods from the initial public offering date through March 31, 2006.  If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate.  We may have additional comments after reviewing your response.

Response:  The guidance in EITF 00-19 does not alter the accounting treatment of the FSAC warrants.

The warrant agreement governing the FSAC warrants provides that settlement of a warrant exercise is to be made in shares upon payment of the exercise price in cash.  The warrant agreement does not provide for any alternative settlement mechanism.  Section 3.3.2 of the warrant agreement provides as follows:

“3.3.2. Issuance of Certificates.  As soon as practicable after the exercise of any Warrant and the clearance of the funds in payment of the Warrant Price, the Company shall issue to the registered holder of such Warrant a certificate or certificates for the number of full shares of Common Stock to which he is entitled, registered in such name or names as may be directed by him, her or it, and if such Warrant shall not have been exercised in full, a new countersigned Warrant for the number of shares as to which such

Warrant shall not have been exercised.  Notwithstanding the foregoing, the Company shall not be obligated to deliver any securities pursuant to the exercise of a Warrant unless a registration statement under the Act with respect to the Common Stock is effective.  Warrants may not be exercised by, or securities issued to, any registered holder in any state in which such exercise would be unlawful.” [Emphasis supplied.]

Thus, the warrant agreement expressly provides that FSAC has no obligation to deliver common stock upon exercise of a warrant unless a registration statement with respect to the underlying common stock is effective.

Pursuant to Section 7.2 of the warrant agreement, FSAC has no absolute obligation to have a registration statement covering the warrants declared effective.  Rather, FSAC is required only to use its “best efforts” to cause a registration statement for the warrants to become effective and to maintain such effectiveness.  The consequence of this was explained on page 54 of the final Prospectus for the FSAC initial public offering, as follows:

“No warrants will be exercisable unless at the time of exercise a prospectus relating to common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants.  Under the terms of the warrant agreement, we have agreed to meet these conditions and use our best efforts to maintain a current prospectus relating to common stock issuable upon exercise of the warrants until the expiration of the warrants.  However, we cannot assure you that we will be able to do so.  The warrants may be deprived of any value and the market for the warrants may be limited if the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside.” [Emphasis supplied.]

Thus, purchasers of the FSAC units were made aware that, in the words of the Prospectus, “the warrants may be deprived of any value” if, for some reason, a registration statement was not effective as required by Section 3.3.2 of the warrant agreement.  Accordingly, it could not have been made more clear to the purchasers that if the registered shares could not be delivered upon exercise of the warrants, no alternative settlement was available.  In support of this view, see Tab 4 of the Supplementary Materials.  In these circumstances, it would be anomalous to require FSAC to classify the warrants as liabilities.

Finally, we note that the warrants are, by their terms, not yet exercisable, and will not be exercisable until the later of completion of a business combination or October 19, 2006.  It is possible that that the warrants may never  become exercisable (for example, if a qualifying

“Business Combination” as defined in FSAC’s certificate of incorporation is not timely completed and FSAC liquidates).

Statements of Operations, F-20

109.                           Please revise to disclose the components of your operating costs here or in the notes to the financial statements.

Response:  Please see the additional disclosure in the FSAC Management’s Discussion and Analysis at page 106 of Amendment No. 1.

Annex A Stock Purchase Agreement

110.                           The staff notes that you contain separate definitions for “Founders” and “Shareholders” in Article I of your agreement.  Please advise us of any differences between these two definitions, and also clarify whether the compensation available to, or to be received by, these groups is different.

Response:  The term “Shareholders” collectively refers to all of the shareholders of ATS: Delmar Lewis; Claude Rumsey; and Harry Katrivanos.  The term “Founders” jointly refers to Delmar Lewis and Claude Rumsey.  As also referenced in our response to comment 10, the $84 million in cash consideration to be paid at closing and any cash to paid as part of the earn-out is to be paid to the shareholders (Messrs. Lewis, Rumsey and Katrivanos) pro rata in proportion to the number of shares each of them owns in ATS, but the 173,913 shares of FSAC common stock paid as part of the closing purchase price are to be issued only to the Founders (Messrs. Lewis and Rumsey).  The distinction between the shareholders and the Founders and the disparate treatment of Katrivanos is a function of Katrivanos’ election not to receive any of the purchase price consideration in shares of FSAC stock.

111.                           Section 2.2(c) of your Stock Purchase Agreement appears to imply that you will have an obligation to pay base earn out amounts for the October 2006 period as soon as EBITDA exceeds $9 million and that your maximum payment would be capped at $5 million.  Please advise us if this is the case.  If warranted, please update your disclosures, including your tables, to more fully reflect the range of potential payments.

Response:  Section 2.2(c)(iv)(A)(1) provides that the “October 2006 Earn-out Payment” shall be determined following the October 2006 Earn-out Period (November 1, 2005 – October 31, 2006).  In all events, the October 2006 Earn-out Payment may not exceed $5,000,000.  Please see the revised footnotes to the tables included at pages 5-5, 15-16 and 61-62 of Amendment No. 1.

112.                           Section 3.6 makes reference to a Change in Control Bonus Agreement, please disclose of any amounts payable under such agreement, clarify when these amounts will be paid, and who will have the obligation to pay such amounts.

Response:  All payments with respect to the Change in Control Bonus Agreements are to be paid in full on or before closing by ATS, and ATS is to deliver at closing releases of each of the Change in Control Agreements.  Therefore, these arrangements are not material to FSAC stockholders.

113.                           Section 5.16(b) refers to a loss on a sub-contract associated with services provided to the State of Connecticut (the “Maximus Subcontract”).  In an appropriate section of your Management’s Discussion and Analysis, please discuss this contract, including the loss recognized to date under the contract, and the company’s continuing performance obligations.  To the extent that the company has other loss contracts or contracts which are “fixed-price,” a discussion of your performance under these contracts and the risks associated with these contracts is also appropriate.  Alternatively, please advise us why no disclosure is necessary.

Response:  Please see comment 68 and the response thereto.

Annex F Houlihan Lokey Howard & Zukin Investment Banking Services

114.                           On page F-2 paragraph 10 your investment bankers state that they have reviewed financial forecasts and projections prepared by your management which included certain adjustments and add-backs.  Please provide the staff with copies of these schedules and clarify who produced them.  Currently, the staff reads this paragraph to mean that the investment bankers reviewed data provided by FSAC and not ATS.  Please clarify if this is a customary practice, given the likelihood that ATS management would have greater knowledge about their prospects than FSAC.  In addition, please advise us if this is the only work-product received by the company with respect to the investment banking engagement.  If it is not, please file these other documents or advise us why they should not be filed.  In addition, please advise us what paragraph 11 is referring to when it mentions “Addbacks addressed to Houlihan Lokey”.

Response:  FSAC is providing supplementally for the Staff’s review copies of the schedules detailing the financial forecasts and projections prepared by the management of FSAC.  See Tab 5 of the Supplemental Materials.  Please note that HLHZ received this financial information directly from FSAC, which in turn based the information on data received from ATS in the diligence process.

On behalf of HLHZ, we respectfully advise the Staff that it is customary for the valuation services provider to review the buyer’s forecasts and projections of the target’s financial information, including any forecasts and/or projections.  In addition, we advise the staff that because HLHZ only provided valuation advisory services to FSAC and HLHZ did not provide any other investment banking services, except for the schedule referenced in the immediately subsequent paragraph, this was the only work product provided to the company.

FSAC has complied with the Staff’s comment by providing information concerning the “Addbacks addressed to Houlihan Lokey” referenced in paragraph 11.  See the third and fourth pages of the material at Tab 5B of the Supplementary Materials.  The Addbacks are adjustments prepared by FSAC regarding ATS relating to owner’s compensation, certain cost savings, non-recurring expenses and other addbacks expected by the management of ATS and FSAC.

115.                           The company references the investment banking opinion throughout its filing; however, we note the following language on page F-3 that the “opinion is furnished for the use and benefit of the Board of Directors of the Company in connection with its consideration of the Transaction and is not intended to be used, and may not be used, for any other purpose, with our express, prior written consent.  This Opinion is not intended to be, and does not constitute, a recommendation to any security holder as to how such security holder should vote ...”  Based on the foregoing, please advise us why the company’s inclusion of, and reference to, the opinion is appropriate.

Response:  As discussed during our telephone call on July 27, 2006, with Mr. Jay Williamson, we believe that FSAC’s inclusion of, and reference to, the HLHZ written opinion (the “Opinion”) is appropriate.  Although the board of directors had already concluded that the consideration to be paid in the proposed acquisition is reasonable, in order to provide further support for its decision, the board of directors decided to subsequently obtain a fairness opinion.  As such, FSAC had an obligation to disclose that such an opinion was obtained and the material terms thereof.  We revised the disclosure on page 51 of Amendment No. 1 to clarify the timing of the Opinion in relation to the Board’s decision to approve the acquisition and the Board’s reasoning for obtaining it at that time.  See comment 7 and the disclosure responsive thereto at page 51 of Amendment No. 1.

We also believe that the inclusion of the language referenced in the comment is appropriate because it reflects the nature of the advisory services provided by HLHZ and is consistent with Section II.D.1 of the Division’s November 2000 Current Issues Outline.  We have been advised by HLHZ that the Staff previously accepted substantially similar wording included in the Opinion in response to comments from:

•                          the Office of Electronics and Machinery (Peggy Fisher, Assistant Director) on a Preliminary Proxy Statement on Schedule 14A by Evans & Sutherland Computer Corporation filed on April 5, 2006 (File No. 001-14677); and

•                          the Office of Manufacturing and Construction (Jennifer R. Hardy, Legal Branch Chief) on a Preliminary Proxy Statement on Schedule 14A by Morton Industrial Group, Inc. filed on April 26, 2006 (File No. 000-13198) and an accompanying Schedule 13E-3 filed on the same date.

116.                           The staff notes language on page F-3 indicating that your investment banker may, in the ordinary course of business, “acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of the Company, the Target and any other party that may be involved in the Transaction.”  The staff views these transactions as likely to create a conflict of interest with respect to the overall opinion.  Please confirm with your investment banker whether they have, or had, any investments of the type referred to above.  In addition, please revise your document to address this potential conflict of interest.  Alternatively, please advise why no such disclosure is necessary.

Response:  During our telephone call on July 27, 2006, with Mr. Jay Williamson, counsel to HLHZ advised Mr. Williamson that HLHZ is affiliated with ORIX Corp., a large financial services firm which, along with its subsidiaries and affiliates, engages in a wide variety of financial activities. It is for this reason that HLHZ advised the board of directors and included in the Opinion a statement to the effect that its affiliates may hold, trade or effect transactions in securities or financial instruments of the parties. This disclosure is standard for any fairness opinion provider that is part of a larger financial services firm. By way of example, the following filings reviewed by the Staff included fairness opinions rendered after HLHZ became affiliated with ORIX with language substantially similar to the language at issue in this comment:

•                          the Office of Manufacturing and Construction (Jennifer R. Hardy, Legal Branch Chief) on a Preliminary Proxy Statement on Schedule 14A by Morton Industrial Group, Inc. filed on April 26, 2006 (File No. 000-13198) and an accompanying Schedule 13E-3 filed on the same date; and

•                          the Office of Consumer Products (Ellie Quarles, Special Counsel) on a Preliminary Proxy Statement on Schedule 14A by The Sportsman’s Guide, Inc. filed on June 2, 2006 (File No. 000-15767).

In none of those cases did the Staff comment on or ask for further clarification on the language. It is therefore respectfully submitted that under these circumstances no further disclosure or alteration of the language is appropriate or necessary.

Other Regulatory

117.                           Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Response:  The ATS financial information in the Proxy Statement has been revised to include information for the six months ended April 30, 2006.

118.                           Your current Form 10-KSB, Forms 10-QSB, and other Exchange Act Filings should also be revised to comply with these comments as applicable.

Response:  FSAC does not believe that any such revisions are necessary at this time.

On behalf of FSAC, this is to acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s attention to the Proxy Statement and the opportunity to provide the foregoing responses to the Staff’s comments.  If you wish to discuss any of the foregoing responses to your comments, please call me at (703) 720-7890.

Very truly yours,

/s/ James J. Maiwurm*

cc:                                 Joel R. Jacks, Federal Services Acquisition Corporation
Brian Bhandari, Securities and Exchange Commission

*      Admitted only in D.C., Maryland, New York and Ohio.